UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	13G	Page 2 of 5

1.	Names of Reporting Persons TOGETHER Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,948,285
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,948,285
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,948,285
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.3% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 28,673,985 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer's Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on December 11, 2023.

CUSIP No. B6S7WD106	13G	Page 3 of 5

Item 1.

(a) Name of issuer

Nyxoah SA (the “Issuer”).

(b) Address of issuer’s principal executive offices

Rue Edouard Belin 12,
1435 Mont-Saint-Guibert, Belgium

Item 2.

(a) Name of person filing

This Schedule 13G/A is being filed by TOGETHER Partnership (the “Reporting Person”).

(b) Address or principal business office or, if none, residence

The principal business office of the Reporting Person is c/o Nyxoah SA, Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

(c) Citizenship

The Reporting Person is organized under the laws of Belgium.

(d) Title of class of securities

This Statement refers to the Ordinary Shares of the Issuer.

(e) CUSIP No.

The CUSIP number of the ordinary shares is B6S7WD106.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

CUSIP No. B6S7WD106	13G	Page 4 of 5

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.   Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

(a)	Amount beneficially owned: 2,948,285 Ordinary Shares
(b)	Percent of class: 10.3%*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 2,948,285
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose of or to direct the disposition of: 2,948,285
	(iv)	Shared power to dispose of or to direct the disposition of: 0

* Based on 28,673,985 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer's Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on December 11, 2023.

Item 5.   Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

TOGETHER Partnership

By:	/s/Anneliese Monden
Name:	Anneliese Monden
Title:	Authorized Signatory